EXHIBIT 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the interim unaudited condensed consolidated financial statements and results of operations ("MD&A") of Xtra-Gold Resources Corp. ("Xtra-Gold" or our "company") for the three and nine months ended September 30, 2024 and 2023 should be read in conjunction with the interim unaudited condensed consolidated financial statements and the related notes to the company's interim unaudited condensed consolidated financial statements.  The following discussion contains forward-looking statements that reflect Xtra-Gold's plans, estimates and beliefs.  Our company's actual results could differ materially from those discussed in the forward-looking statements set out herein.  Factors that could cause or contribute to such differences include, but are not limited to those discussed below and as contained elsewhere in this MD&A.  Our company's condensed consolidated unaudited financial statements are stated in United States Dollars and are prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP").Additional information relating to our company, including our consolidated audited financial statements and the notes thereto for the years ended December 31, 2023, 2022 and 2021 and our annual report on Form 20-F, can be viewed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include but are not limited to those discussed below and elsewhere in our 20-F annual report, particularly in the item entitled "Risk Factors" beginning on page 8 of our 20-F annual report.

Highlights for the Period Ended September 30, 2024

During the three-month period ended September 30, 2024:

  in connection with our gold recovery operations, we produced 1,309 ounces of raw gold.  We sold 1,356 fine ounces of gold at an average price of US$2,488 per ounce.
  cash on hand, excluding restricted cash, increased to $10.6 million at September 30, 2024, from $7.2 million at December 31, 2023.
  a total of 18 diamond core drillholes totaling 4,581 m completed by the Company's in-house drilling crews on the Kibi Gold Project, with drilling geared towards the identification of new resource expansion opportunities within the Mineral Resource footprint area.
  on October 16, 2024, the Company announced the results of an updated Mineral Resource Estimate for the Kibi Gold Project, including 1,058,200 ounces of gold in the Indicated category (27,532,000 tonnes at an average grade of 1.20 g/t gold) and an additional 180,700 ounces of gold in the Inferred category (5,694,000 tonnes at an average grade of 0.99 g/t gold), at a cut-off grade of 0.5 g/t gold.

Management Changes

On April 27, 2023, Todd Gibson was appointed to the Board of Directors.  William Asiedu, who has been our Chief Accountant at our mine camp for 10 plus years, replaced Victor Nkanasa as CFO on August 1, 2023.

Overview

We are engaged in the exploration of gold properties exclusively in Ghana, West Africa in the search for mineral deposits and mineral reserves which could be economically and legally extracted or produced. Our exploration activities include the review of existing geological data, grid establishment and soil geochemical sampling, geological mapping, geophysical surveying, trenching and pitting to test gold-in-soil anomalies and diamond core and/or reverse circulation (RC) drilling to test targets followed by infill drilling, if successful, to define a mineral reserve.

Our mining concession portfolio currently consists of 225.87 square kilometers comprised of 33.65 square kilometers for our Kibi project, 51.67 square kilometers for our Banso project, 55.28 square kilometers for our Muoso project, 44.76 square kilometers for our Kwabeng project, and 40.51 square kilometers for our Pameng project, or 55,873 acres, pursuant to the leased areas set forth in our mining leases.

Technical Disclosure

The hardrock, lode gold exploration technical information relating to our mineral properties contained in this MD&A is based upon information prepared by or the preparation of which was supervised by Yves Clement, P.Geo., our Vice-President, Exploration. Mr. Clement is a Qualified Person as defined by Canadian Securities National Instrument 43-101 concerning standards of disclosure for mineral projects.

Plan of Operations

Our strategic plan is, with respect to our mineral projects, to conduct an exploration program, consisting of the following:

at our Kibi project:

● follow-up trenching of Zone 1 - Zone 2 - Zone 3 early stage gold shoots / showings to guide future mineral resource expansion drilling efforts;

● prospecting, reconnaissance geology, hand augering and/or scout pitting, and trenching of high priority gold-in-soil anomalies and grassroots gold targets across the extent of the Apapam concession; and

● a diamond core drill program of approximately 15,000 metres, at an estimated cost of $850,000, to be implemented utilizing the Company's in-house operated drill rigs; consisting of a combination of expansion / definition drilling of resource expansion targets, follow up drilling of early stage gold targets  and scout drilling of prospective litho-structural gold settings  within the mineral resource footprint area; and scout drilling of new grassroots gold targets across the Apapam concession.

at our Kwabeng project:

 ● ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

 ● the continuation of placer gold recovery operations at this project (commenced in March 2013);

at our Pameng project:

 ● ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

at our Banso and Muoso projects:

 ● ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

 ● the continuation of placer gold recovery operations at these projects (commenced in 2015);

As at the date of this annual report, we have estimated $500,000 for the cost for soil sampling, hand augering and/or scout pitting, and trenching at our Kibi, Kwabeng, Pameng, Banso and Muoso projects.

As part of our current business strategy, we plan to continue engaging technical personnel under contract where possible as our management believes that this strategy, at its current level of development, provides the best services available in the circumstances, leads to lower overall costs and provides the best flexibility for our business operations. For example, the purchase of an exploration drill as opposed to using contract drillers has generated significant savings to the company.

We anticipate that our ongoing efforts will continue to be focused on the exploration and development of our projects and completing acquisitions in strategic areas. We will look to acquire further interests in gold mineralized projects that fall within the criteria of providing a geological basis for development of drilling initiatives that can enhance shareholder value by demonstrating the potential to define reserves.

We continued with our recovery of placer gold operations at our Kwabeng, Pameng, Banso and Muoso properties in 2023.  We contract out as many services as possible on our placer gold recovery operations to local Ghanaians in order to maximize cost efficiencies.

Our fiscal 2024 budget to carry out our plan of operations is approximately $2,350,000 as follows and as disclosed in our 20-F annual report under Item 4.B - Information on Xtra-Gold - Business Overview:

Soil sampling / trenching	$500,000
Drilling	850,000
Administration	750,000
Stock-based compensation (non-cash)	250,000
TOTAL	$2,350,000

These expenditures are subject to change if management decides to scale back or accelerate operations.

Our company has historically relied on funds from gold recovery from alluvial operations, equity and debt financings to finance its ongoing operations.  Existing working capital, possible debt instruments, further private placements and anticipated cash flow from placer gold recovery operations are expected to be adequate to fund our company's operations over the next year.  During the current year and subsequent to 2024, we will not require additional capital to implement our plan of operations.  Although alluvial gold sales have contributed significantly to the Company, this funding source is nearly depleted and cannot be relied on as a source of future funding. These factors raise doubt about the Company's ability to continue as a going concern.

Trends

Gold prices closed at September 30, 2024 at $2,646 per ounce, above the 2023 average of $1,944 per ounce.  Gold prices saw continued strength through 2024, with prices continuing to set record highs.  We continue to see positive indicators for gold prices in the future.

In 2023, several central banks were reported to pivot away from US dollar holdings and to have purchased gold.  Indications of a move against the US dollar as the world reserve currency and expectations that interest rates will decrease in the near future have also resulted in strength for gold prices.  As a result, the comparative strength of the US dollar is expected to be reduced in 2024.

Gold does well in times of uncertainty.  National, corporate and individual debt levels increase this uncertainty and leave less room to safely manage any potential crisis.

Gold prices per ounce over the nine-month period ended September 30, 2024 and years ended December 31, 2023 and 2022 are as follows:

	September 30, 2024	Dec. 31, 2023	Dec. 31, 2022
High	$2,695	$2,087	$2,039
Low	2,004	1,809	1,629
Average	2,314	1,944	1,801

The tone for the precious metals market in the near future will depend on the U.S. dollar strength.  The US Federal Reserve has commenced interest rate reductions, and more reductions are likely.  The future focus will be on how much economic growth, government deficits and debts affect the ability of the Federal Reserve to increase future rates or shrink its balance sheet.  Any further economic wobble or extension of the time to address the underlying issues could create uncertainty about the US economy, which would be good for gold prices.

Overall, a stronger U.S. dollar may lead to reduced interest in the gold exploration sector.

Summary of the last five fiscal years ending December 31

	2023	2022	2021	2020	2019
	$	$	$	$	$
Operating revenues	Nil	Nil	Nil	Nil	Nil
Consolidated pre tax income for the year	876,539	1,564,849	2,045,713	2,297,023	2,388,347
Net gain attributable to non-controlling interest	(180,652)	(133,082)	(121,545)	(141,782)	(140,390)
Income tax	(861,815)	(800,000)	(1,088,192)	(294,992)	Nil
Net income (loss) Xtra-Gold Resources Corp.	14,724	764,849	957,521	1,860,249	2,247,957
Basic and diluted income (loss) attributable to common shareholders per common share	0.00 0.00	0.01 0.01	0.02 0.02	0.04 0.04	0.05 0.05
Total current assets	10,286,645	10,178,896	9,127,160	7,739,823	5,438,858
Total assets	11,860,586	11,881,013	10,758,031	9,340,942	6,875,325
Total current liabilities	1,519,103	1,406,679	1,122,483	426,819	443,540
Total liabilities	1,519,103	1,406,679	1,122,483	426,819	443,540
Working capital	8,767,542	8,772,217	8,004,677	7,313,004	4,995,317
Capital stock	46,201	46,447	46,688	46,817	45,844
Total equity	10,341,483	10,474,334	9,635,548	8,914,123	6,431,785
Total Xtra-Gold Resources Corp. stockholders' equity	10,218,945	10,532,448	9,826,744	9,226,864	6,886,308
Dividends declared per share	Nil	Nil	Nil	Nil	Nil
Basic weighted average number of common shares outstanding	46,361,078	46,542,900	46,779,574	46,645,387	46,095,232
Basic and diluted weighted average number of common shares outstanding	46,361,078	48,822,024	48,925,574	49,033,887	49,589,430

Summary of Quarterly Results

Three Months Ended	Net Income (Loss) $	Basic and Diluted Income (Loss) Per Share $

September 30, 2024	$1,462,598	$0.03
June 30, 2024	664,764	0.01
March 31, 2024	510,987	0.01
December 31, 2023	(1,757,170)	(0.04)
September 30, 2023	513,633	0.01
June 30, 2023	705,064	0.02
March 31, 2023	553,197	0.01
December 31, 2022	(164,659)	(0.00)

The December 2023 quarterly loss was mostly generated by an impairment loss on trading securities. The company did not sell gold in the December 2023 or December 2022 quarters, which contributed to the losses in those periods.

Results of Operations for the Three Months Ended September 30, 2024 as Compared to the Three Months Ended September 30, 2023

Our company reported a net income after tax for the three months ended September 30, 2024 of $1,462,598 (September 30, 2023 - income of $513,633).  Our company's basic and diluted income per share for the three months ended September 30, 2024 was $0.03 (September 30, 2023 - income of $0.01).  Both periods benefited from gold recovery results and from other income, being dividends and interest.

The weighted average number of shares outstanding in Q3 2024 was 46,030,193 (Q3 2023 - 46,334,336).  Average shares outstanding were reduced in 2024 and 2023 through share repurchases. Average fully diluted shares in Q3 2024 were 48,953,693 (Q3 2023 - 48,982,836), with the difference being in the money stock options.  These items did not materially affect earnings per share.

We incurred expenses of $277,992 in the three-month period ended September 30, 2024 (September 30, 2023 - $266,079).  G&A saw reduced marketing expense in Q3 2024 as compared to Q3 2023. Exploration expense increased slightly in 2024 as more drilling supplies were purchased as compared to 2023. We expense all exploration costs.  Depreciation in 2024 was slightly higher than the 2023 depreciation level due to minimal asset additions in 2023 and the addition of one pickup truck in 2024.

Exploration activities for the September 2024 quarter continued to focus on the Company's flagship Kibi Gold Project (Apapam Mining Lease) with the initiation of a target generation drilling program geared towards the identification of new resource expansion opportunities within the Mineral Resource footprint area (Zones 1-2-3). Eighteen (18) diamond core drillholes totalling 4,581 m were completed by the Company's in-house drilling crews, including 11 holes (3,000 m) dedicated to the testing of down-plunge extensions and/or fold limbs of existing resource bodies and 7 scout drill holes (1,581 m) primarily targeting prospective litho-structural settings generated by the recently completed 3D VTEM / TMI inversion-modelling.  Final compilation of the geological and assay result data is currently in progress.

We did not conduct any exploration activities on our Kwabeng, Pameng, Banso and Muoso projects during the current reporting period.

On October 16, 2024, the Company announced the results of an updated Mineral Resource Estimate for its Kibi Gold Project located on the Apapam Mining Lease. The updated Mineral Resource estimate, with an effective date of September 30, 2024, was prepared in accordance with the guidelines of the Definition Standards for Mineral Resources and Mineral Reserves set out by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM"). An independent technical report prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") supporting the updated Mineral Resource estimate, entitled "Xtra-Gold Resources Corporation Kibi Gold Project", with an Effective Date of September 30, 2024, and dated September 30, 2024, jointly prepared by Pivot Mining Consultants (Pty) Ltd and Tect Geological Consulting, under the supervision of Ken Lomberg, Director, Geology and Resources, of Pivot Mining Consultants (Pty) Ltd., has been filed on  SEDAR+ at www.sedarplus.ca.

The updated Mineral Resource incorporates an additional 174 diamond core drillholes (34,737.1 m), completed by Xtra-Gold's in-house drilling crews since the previous September 2021 Mineral Resource Estimate. The resource estimate encompasses drillhole and trench data available as of January 29, 2024.

The new Mineral Resource encompasses initial resource estimates for the Boomerang and Twin Zone deposits in Zone 3, which were at an early exploration stage at the time of the 2021 Mineral Resource declaration, as well as previously declared Mineral Resource estimates for the following eight (8) deposits: Big Bend, East Dyke, Mushroom, South Ridge, Road Cut, Double 19, Gatehouse and Gold Mountain. In aggregate, these ten (10) auriferous bodies, lying within approximately 2.7 km of each other, are estimated to contain an Indicated Mineral Resource of 1,058,200 ounces of gold and an additional Inferred Mineral Resource of 180,700 ounces of gold as summarized in the following table.

Summary of Mineral Resource Declaration for Kibi Gold Project Effective Date: September 30, 2024 (Cut-Off Grade: 0.5 g/t Au)
License and Buffer Zone
	Tonnage (t)	Density (t/m3)	Grade - Au (g/t)	Au (oz)
Indicated	27,532,000	2.79	1.20	1,058,200 (1)
Inferred	5,694,000	2.80	0.99	180,700

Buffer Zone between License and Forest Reserve
	Tonnage (t)	Density (t/m3)	Grade - Au (g/t)	Au (oz)
Indicated	3,769,000	2.83	1.20	145,400
Inferred

License Area
	Tonnage (t)	Density (t/m3)	Grade - Au (g/t)	Au (oz)
Indicated	22,179,000	2.79	1.18	842,400
Inferred	5,694,000	2.80	0.99	180,700
(1) See Cautionary Note below regarding status of mineral resources lying within the Buffer Zone, corresponding to the "open ground" between the existing Apapam mining lease and Forest Reserve boundaries.

Cautionary Note: The Mineral Resource estimate includes mineral resources lying within the area termed the "Buffer Zone", which encompasses the "open ground" between the existing Apapam mining lease boundary up to the Forest Reserve boundary (see Table 2 for breakdown of mineral resources lying within the Buffer Zone).  Xtra-Gold applied for this Buffer Zone in the original application of extension/renewal of the Apapam mining lease on June 17th, 2015, and in the updated extension/renewal dated June 28th, 2019.  These applications were approved by the Technical Committee of the Minerals Commission and certified to be in conformity with the official cadastral system introduced under Ghana Mineral Law.  Xtra-Gold is currently awaiting formal approval of the extension/renewal. Although the Company has taken all legal steps to extend the lease with the addition of the Buffer Zone, there is no assurance that such approval will be granted. In the interim, under Ghanaian mining law, the existing lease continues to remain in full force and effect.

In comparison to the 2021 Mineral Resource estimate, the updated Mineral Resource represents an increase of approximately 70% in the Indicated category. With approximately 83% of the Indicated Mineral Resource (880,500 oz.) contained within three (3) deposits, including the essentially contiguous Big Bend and East Dyke deposits in Zone 2, and the Boomerang deposit in Zone 3, approximately 1.5 km to the southwest of Zone 2.

Gold mineralization within the Mineral Resource footprint area consists predominantly of tensional arrays of auriferous quartz-carbonate veins typically, hosted within or spatially associated with F1-or F2-folded / strained diorite units, and/or metasedimentary rock - diorite contacts, with diorite bodies having an interpreted Belt-type granitoid affinity.  Over 20 significant gold occurrences hosted by Belt (Dixcove)- and Basin (Cape Coast)-type granitoids are known in Ghana, with a number constituting significant deposits.  These deposits represent a relatively new style of gold mineralization for orogenic gold deposits within the West African Birimian terrain.  Belt-type intrusion-hosted gold deposits include Newmont Mining's Subika deposit at their Ahafo mine and Asante Gold's Chirano deposit (formerly Kinross Mining) within the Sefwi gold belt, as well as Chifeng Gold's Hwini-Butre deposit (formerly Gold Star Resources) at the southern extremity of the Ashanti gold belt.

Cautionary Note on Mineral Resources: Mineral Resources are not Mineral Reserves and by definition do not demonstrate economic viability. The Mineral Resource Estimate disclosed herein includes Inferred Mineral Resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is also no certainty that these Inferred Mineral Resources will be converted to the Measured and Indicated resource categories through further drilling, or into Mineral Reserves, once economic considerations are applied. The stated figures for contained gold are in-situ Mineral Resources.

We recognized other income, net, of $2,076,796 in Q3 2024 (Q3 2023 - $1,049,668).  The gains in both periods can mostly be attributed to the recovery of gold, and other income, being dividends and interest income.  Foreign exchange losses partly offset these gains in 2024.  We reported gains on our securities portfolio of $121,496 in Q3 2024 as compared to a loss of $218,404 in Q3 2023.  During the three-month period ended September 30, 2024, we sold 1,356 fine ounces of gold at an average price of US$2,488 for net proceeds of $1,932,143 (Q3 2023 - 1,308 fine ounces of gold at an average price of US$1,810 for net proceeds of $1,050,434).  Gold sales relating to our share of gold is not recognized until the risks and rewards of ownership passed to the buyer.  These placer gold recovery operations were contracted to local Ghanaian groups.  We pay a 5% government royalty on our gold sales.  Using local contractors promotes the local economy while avoiding illegal workings on our projects.

The Company had no warrants outstanding in 2024, and 2023.

During the three-month period ended September 30, 2024, our company had a foreign exchange loss of $73,341 (Q3 2023 - gain of $123,945) mostly due to a rebound in the weakness of the Ghana cedi against the U.S. dollar.  The Company holds a substantial amount of its investment portfolio in Canadian dollars and this portfolio value weakened slightly with the US dollar strength.

Our Company recognized a trading and holding gain in Q3 2024 of $121,496 (Q3 2023 - loss of $218,404). Unrealized gains and losses reflect mark-to-market changes in the investment portfolio during a period.  A realized gain is recognized when securities are sold from the investment portfolio, being the difference between the selling price and the purchase price of the security sold.  At the time of the sale, any mark-to-market gain or loss which is related to the security sold, previously recognized in unrealized gains and losses, is reversed.

Interest earned and dividends on the investment portfolio assets were $96,498 in Q3 2024 (Q3 2023 - $93,693).

Results of Operations for the Nine Months Ended September 30, 2024 as Compared to the Nine Months Ended September 30, 2023

Our company's net gain for the nine months ended September 30, 2024 was $2,638,349 as compared to a net gain of $1,771,894 for the nine months ended September 30, 2023, an increase of $866,455.  Improved gold recovery results in 2024 through significant increased gold prices, improved gains on the Company's investment portfolio, were partly offset by increased G&A expense, caused by a stock option grant in 2024, as compared to the September 2023 period, and foreign exchange losses, mostly on Ghana cedi weakness.

Our company's basic net gain per share for the nine months ended September 30, 2024 was $0.06 compared to a net gain of $0.04 per share for the nine months ended September 30, 2023.  The weighted average number of shares outstanding was 46,084,764 at September 30, 2024 compared to 46,398,474 for the nine months ended September 30, 2023.  The decrease in the weighted average number of shares outstanding can be attributed to the share repurchases in 2024.  The fully diluted weighted average number of shares outstanding was 49,008,264 for the nine months ended September 30, 2024 compared to 49,046,974 for the nine months ended September 30, 2023. The difference between basic and fully diluted shares outstanding is created by in the money stock options in each period.  The fully diluted share positions reduced the per share earnings by $0.01 in 2024 and did not materially affect the earning per share in 2023.

We incurred expenses of $1,216,684 in the nine months ended September 30, 2024 as compared to $1,101,132 in the nine months ended September 30, 2023, an increase of $115,552.  Increased administration expense was created mostly through stock-based compensation related to a 2024 grant, while exploration expense in 2023 reflects consulting help to compile and interpret information and replacement parts for the drill.

We reported a gain of $4,745,919 related to other items for the nine months ended September 30, 2024 compared to a gain of $3,759,623 for the nine months ended September 30, 2023.  Income from gold recovery increased in 2024, combining with portfolio trading gains to create most of the income increase.

During the nine months ended September 30, 2024, we sold 3,521 ounces of fine gold from our gold recovery operations compared to 3,978 ounces of fine gold from our share of the placer gold operations received during the nine months ended September 30, 2023.  The increase in gold prices in 2024 created most of the increase in gold recovery.

Recent Capital Raising Transactions

Our activities, principally the exploration and acquisition of properties for gold and other metals, may be financed through joint ventures or through the completion of equity transactions such as equity offerings and the exercise of stock options and warrants.

There were no capital raising transactions in 2024 or 2023.

Liquidity and Capital Resources

We are an exploration company focused on gold and associated commodities and do not have operating revenues; and therefore, we must utilize our current cash reserves, income from placer gold sales, income from investments, funds obtained from the exercise of stock options and warrants and other financing transactions to maintain our capacity to meet the planned exploration programs, or to fund any further development activities.  There is no certainty that future financing will be available to us in the amounts or at the times desired on terms acceptable to us, if at all.

Cash on hand was increased by $3,403,745 during the first nine months of 2024.  Operations provided cash of $3,817,597.  Inventory was reduced by $593,238 due to the timing of smelt shipments.  Payables were increased by $471,440, mostly due to 2024 accruals for income taxes payable in Ghana related operations, and gold sales related accruals.  Other operating expenses were mostly cash neutral.  Amounts due to related parties increased by $38,187 in the nine-month period ended September 30, 2024, due to the timing of gold sales and payments. Our cash and cash equivalents as at September 30, 2024 were sufficient to pay these liabilities.

Investing activities in 2024 used $287,208 of cash.  Cash of $2,205,133 was used to purchase investments in 2024 while proceeds from the sale of investments generated $1,958,782 of cash.  We purchased a pickup truck for $40,857 in Q2 2024.

During the period ended September 30, 2024, our Company used $126,644 of cash for financing activities.  During 2024, we repurchased 150,900 of our shares at a cost of $114,664 and cancelled these shares.  Also, during the month ended September 30, 2024, the Company repurchased 12,500 of our shares at a cost of $11,980.  These shares were reported as shares in treasury at September 30, 2024 and were cancelled in October 2024.  Further, during the month ended December 31, 2023, the company repurchased 28,500 of our shares at a cost of $20,744.  These shares were reported as shares in treasury at December 31, 2023 and were cancelled in January 2024.

We believe that our company has sufficient working capital to achieve our 2024 operating plan. However, our historical losses raise substantial doubt about our ability to continue as a going concern.  Alluvial operations have a limited remaining life, currently estimated at two years, and would not be able to contribute cash if exhausted.

At September 30, 2024, we had total cash and cash equivalents and restricted cash of $10,854,529 (December 31, 2023 - $7,450,784).  Working capital as of September 30, 2024 was $11,966,230 (December 31, 2023 - $8,767,542).  In all periods, the increase in working capital mostly reflects the gold recovery and gold inventory on hand.

We are an exploration company focused on gold and associated commodities and do not have operating revenues; and therefore, we must utilize our current cash reserves, income from placer gold sales, income from investments, funds obtained from the exercise of stock options and warrants and other financing transactions to maintain our capacity to meet the planned exploration programs, or to fund any further development activities.  There is no certainty that future financing will be available to us in the amounts or at the times desired on terms acceptable to us, if at all.

Our shares of common stock, warrants and stock options outstanding as at October 30, 2024, September 30, 2024, December 31, 2023, and December 31, 2022 were as follows:

	October 30, 2024	September 30, 2024	December 31, 2023	December 31, 2022
Common Shares	46,014,317	46,026,817	46,201,217	46,446,917
Warrants	-	-	-	-
Stock Options	2,923,500	2,923,500	2,648,500	2,586,000
Fully diluted	48,937,817	48,950,317	48,849,717	49,032,917

Subsequent to September 30, 2024, 12,500 shares which were purchased in September 30 2024 were cancelled.  Also, subsequent to September 30, 2024, we repurchased 7,000 shares which will be cancelled in November 2024.

As of the date of this MD&A, the exercise of all outstanding options would raise approximately $1.3 million, however such exercise is not anticipated until the market value of our shares of common stock increases in value.

We remain debt free and our credit and interest rate risk is limited to interest-bearing assets of cash and bank or government guaranteed investment vehicles.  Accounts payable and accrued liabilities are short-term and non-interest bearing.

Our liquidity risk with financial instruments is minimal as excess cash is invested with a Canadian financial institution in government-backed securities or bank-backed guaranteed investment certificates.

Our fiscal 2024 budget to carry out our plan of operations is approximately $2,350,000 as disclosed in our Plan of Operations section above and in our 20-F annual report under Item 4.B - Information on Xtra-Gold - Business Overview".  These expenditures are subject to change if management decides to scale back or accelerate operations.  We believe that we are adequately capitalized to achieve our operating plan for fiscal 2024.  However, our losses raise substantial doubt about our ability to continue as a going concern.  Although alluvial gold sales have contributed significantly to the Company, this funding source is nearly depleted and cannot be relied on as a source of future funding.

Going Concern

The Company is in development as an exploration company.  It may need financing for its exploration and acquisition activities.  Although the Company has incurred a gain of $2,638,349 for the period ended September 30, 2024, it has an accumulated a deficit of $18,872,977.  Results for the period ended September 30, 2024 are not necessarily indicative of future results.  The uncertainty of gold recovery and the fact the Company does not have a demonstrably viable business to provide future funds, raises substantial doubt about its ability to continue as a going concern for one year from the issuance of the financial statements.  The ability of the Company to continue as a going concern is dependent on the Company's ability to raise additional capital and implement its business plan, which is typical for junior exploration companies.  The financial statements do not include any adjustments related to the recoverability and classification of asset amounts or the classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Management of the Company ("Management") is of the opinion that sufficient financing will be obtained from external sources and further share issuances will be made to meet the Company's obligations.  Alluvial operations have a limited remaining life, currently estimated at two years, and would not be able to contribute cash if exhausted.  The Company's discretionary exploration activities do have considerable scope for flexibility in terms of the amount and timing of exploration expenditure, and expenditures may be adjusted accordingly if required. These factors raise doubt about the Company's ability to continue as a going concern.

Related Party Transactions

During the nine-month periods ended September 30, 2024 and 2023, the Company entered into the following transactions with related parties:

	September 30, 2024	September 30, 2023

Consulting fees paid or accrued to officers or their companies	$1,023,413	$860,740
Directors' fees	1,654	1,672

Stock option grants to officers and directors	175,000	62,500
Stock option grant price range	CAD$ 1.30	CAD$ 0.92

Of the total consulting fees noted above, $797,186 (September 30, 2023 - $720,442), was incurred by the Company to a private company of which a related party is a 50% shareholder and director.  The related party was entitled to receive $398,593 (September 30, 2023 - $360,221) of this amount.  As at September 30, 2024, a balance of $190,602 (December 31, 2023 - $152,415) exists to this related company and $Nil remains payable in all years to the related party for expenses earned for work on behalf of the Company.

During 2024, the Company granted 175,000 stock options to insiders at a price of $0.95 (CAD$1.30).  A total of $88,543 was included in consulting fees related to these options. During 2023, the Company granted 62,500 options to insiders at a price of $0.68 (CAD$0.92).  A total of $23,750 was included in consulting fees related to these options.

Material Commitments

Mineral Property Commitments

Our company is committed to expend, from time to time fees payable:

● to the Minerals Commission of Ghana for:

(a) to the Minerals Commission for:

(i) a new grant or renewal of an expiry date of a prospecting license (currently an annual fee maximum of $70.00 per cadastral unit/or 21.24 hectare);

(ii) a new grant or renewal of a mining lease (currently an annual fee maximum of $1,000.00 per cadastral units/or 21.24 hectare); and

(iii) annual operating permits;

(b) to the Environmental Protection Agency ("EPA") (of Ghana) for:

i) processing and certificate fees with respect to EPA permits;

ii) the issuance of permits before the commencement of any work at a particular concession; or

iii) the posting of a bond in connection with any mining operations undertaken by the Company;

(c) for a legal obligation associated with our mineral properties for clean up costs when work programs are completed.

Purchase of Significant Equipment

We consider the availability of equipment to conduct our exploration activities.  We purchased one pickup in the nine-month period ended September 30, 2024.  In 2023 we purchased one pickup. In 2022 we purchased one pickup and a drill. While we do not expect we will be buying any additional equipment in the foreseeable future, we will continue to assess the situation and weigh our program needs against equipment availability.

Off Balance Sheet Arrangements

Our company has no off balance sheet arrangements.

Fair value of financial assets and liabilities

We invest all excess cash primarily in time deposits, money market funds, corporate debt securities, equities, limited partnerships, and rights and warrants.

We classify all marketable debt securities that have stated maturities of three months or less from the date of purchase as cash equivalents and those with stated maturities of greater than three months as marketable securities on our Consolidated Balance Sheets.

We determine the appropriate classification of our investments in marketable debt securities at the time of purchase and re-evaluate such designation at each balance sheet date. We have classified and accounted for our marketable debt securities as trading securities. After consideration of our risk versus reward objectives, as well as our liquidity requirements, we may sell these debt securities prior to their stated maturities. For all of our marketable debt securities we have elected the fair value option, for which changes in fair value are recorded in other income (expense), net. We determine any realized gains or losses on the sale of marketable debt securities on a specific identification method, and we record such gains and losses as a component of other income (expense), net.

The following tables summarize our debt securities, at their fair value, by significant investment categories as of September 30, 2024 and December 31, 2023:

Level 1 - Cash equivalents	September 30, 2024	December 31, 2023

Money market funds	$7,626,215	$6,738,412
	$7,626,215	$6,738,412

	September 30, 2024	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash and cash equivalents	$10,558,207	$10,558,207	$-	$-
Restricted cash	296,322	296,322	-	-
Marketable securities	2,864,868	2,531,355	-	335,513
Total	$13,719,397	$13,383,884	$-	$335,513

	December 31, 2023	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash and cash equivalents	$7,154,462	$7,154,462	$-	$-
Restricted cash	296,322	296,322	-	-
Marketable securities	2,212,401	2,212,401	-	-
Total	$9,663,185	$9,663,185	$-	$-

Critical Accounting Estimates and Changes in Accounting Policies

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Significant areas requiring the use of estimates include the carrying value and recoverability of mineral properties, inputs used in the calculation of stock-based compensation and warrants, inputs used in the calculation of the asset retirement obligation, the valuation of our investment portfolio, and the valuation allowance applied to deferred income taxes.  Actual results could differ from those estimates, and would impact future results of operations and cash flows.

Caution Regarding Forward-Looking Statements

This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as "forward-looking statements").  These statements relate to future events or our company's future performance.  All statements other than statements of historical fact are forward-looking statements.  Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", "anticipates" or "believes", or variations of, or the negatives of, such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved.  Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual results to differ materially from those anticipated in such forward-looking statements.  The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement.

The following table outlines certain significant forward-looking statements contained in this MD&A and provides the material assumptions used to develop such statements and material risk factors that could cause actual results to differ materially from the forward-looking statements.

Forward-Looking Statements	Assumptions	Risk Factors
Potential of Xtra-Gold's properties to contain economic gold deposits and other mineral deposits and/or to become near-term and/or low-cost producers

Availability of financing for our projects.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

Operating, exploration and development costs will be consistent with our expectations.

Ability to retain and attract skilled staff.

All requisite regulatory and governmental approvals will be received on a timely basis on terms acceptable to Xtra-Gold, including development of any deposit in compliance with Ghanaian mining law.

Social engagement and local acceptance of our projects.

Economic, political and industry market conditions will be favourable.

Changes in the capital markets impacting availability of future financings.

Uncertainties involved in interpreting geological data and confirming title to acquired properties.

Possibility of future exploration results, metallurgical test work, economic studies and development activities will not be consistent with our expectations.

Variations from the technical reports.

Increases in costs, environmental compliance and changes in environmental, local legislation and regulation, community support and the political and economic climate.

Price volatility of gold and other associated commodities impacting the economics of our projects.

Forward-Looking Statements	Assumptions	Risk Factors
Potential to expand the NI 43-101 resources on Xtra-Gold's existing projects and achieve its growth targets

Availability of financing.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

NI 43-101 technical reports are correct and comprehensive.

Operating, exploration and development costs will be consistent with our expectations.

Ability to retain and attract skilled staff.

All requisite regulatory and governmental approvals will be received on a timely basis on terms acceptable to Xtra-Gold.

Social engagement and local acceptance of our projects.

Economic, political and industry market conditions will be favourable.

Continuance of gold recovery operations.

Changes in the capital markets impacting availability of future financings.

Uncertainties involved in interpreting geological data and confirming title to acquired properties.

Possibility of future exploration results, metallurgical test work, economic studies and development activities will not be consistent with our expectations.

Variations from the technical reports.

Increases in costs, environmental compliance and changes in environmental, local legislation and regulation, community support and the political and economic climate.

Price volatility of gold and other associated commodities impacting the economics of our projects.

Continued cooperation of government bodies to conduct placer operations.

Ability to meet working capital needs for fiscal 2024

Operating and exploration activities and associated costs will be consistent with our current expectations.

Capital markets and financing opportunities are favourable to Xtra-Gold.

Sale of any investments, if warranted, on acceptable terms.

Xtra-Gold continues as a going concern.

Changes in the capital markets impacting availability and timing of future financings on acceptable terms.

Increases in costs, environmental compliance and changes in environmental, other local legislation and regulation.

Adjustments to currently proposed operating and exploration activities.

Price volatility of gold and other commodities impacting sentiment for investment in the resource markets.

Forward-Looking Statements	Assumptions	Risk Factors
Plans, costs, timing and capital for future exploration and development of Xtra-Gold's properties including the potential impact of complying with existing and proposed laws and regulations

Availability of financing for our exploration and development activities.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

Operating, exploration and development costs will be consistent with our expectations.

Ability to retain and attract skilled staff.

All requisite regulatory and governmental approvals will be received on a timely basis on terms acceptable to Xtra-Gold.

Economic, political and industry market conditions will be favourable.

Changes in the capital markets impacting availability of future financings.

Uncertainties involved in interpreting geological data and confirming title to acquired properties.

Possibility of future exploration results, metallurgical test work and economic studies will not be consistent with our expectations.

Increases in costs, environmental compliance and changes in environmental, local legislation and regulation and political and economic climate.

Price volatility of gold and other commodities impacting the economics of our projects.

Management's outlook regarding future trends

Availability of financing.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

Prices for gold and other commodities will be favourable to Xtra-Gold.

Government regulation in Ghana will support development of any deposit.

Price volatility of gold and other commodities impacting the economics of our projects and appetite for investing in junior gold exploration equities.

Possibility of future exploration results, metallurgical test work, economic studies and development activities will not be consistent with our expectations.

Increases in costs, environmental compliance and changes in economic, political and industry market climate.

Inherent in forward-looking statements are risks, uncertainties and other factors beyond Xtra-Gold's ability to predict or control.  Please also make reference to those risk factors listed in the "Risk Factors" section above.  Readers are cautioned that the above chart is not exhaustive of the factors that may affect the forward-looking statements, and that the underlying assumptions may prove to be incorrect.  Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause Xtra-Gold's actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements.  All forward-looking statements herein are qualified by this cautionary statement.  Accordingly, readers should not place undue reliance on forward-looking statements.  Our company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law.  If our company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.

Dated:  October 30, 2024